

Naehalani Breeland

President/Director of Marketing at Ola Brew Co.

Honolulu, Hawaii

Message

 Ola Brew Co.

 The New School

 See contact info

 500+ connections

I am passionate about fostering positive growth within the community. I believe that honoring the value of each individual's unique perspective contributes to a strong and healthy whole.

Experience



President/Director of Marketing

Ola Brew Co.

Dec 2017 – Present · 1 yr

Kailua-Kona, Hawaii

World class brews made from island-grown ingredients. Growing Hawaii's economy by sourcing local ingredients from independent farmers.



Director of Marketing

Hawaii Cider Company

Jun 2016 – Present · 2 yrs 6 mos

Kailua-Kona, HI

Hawaii Cider Company is Hawaii's first locally sourced and locally produced cider company. Our passion is creating great tasting ciders, which provide local shoppers with local alternatives to imported ciders. Hawaii Cider Company supports local farmers growing responsibly grown tropical fruits.



CEO/ Director of Marketing

Hawaiian Ola

Oct 2014 – Present · 4 yrs 2 mos

Honolulu, hi

At Hawaiian Ola we're passionate about making products from responsibly grown Hawaiian ingredients. Our Noni is grown in the Puna region of Hawaiʻi, our sea salt is harvested from the coast of Molokaʻi, our ginger is grown on Kauaʻi, and our honey is made by hardworking Big Island bees. Each of our ingredients is certified organic and GMO-Free. Purchasing ... See more



Fundraising and Events

Miles 2 Give

Jan 2014 – Jul 2014 · 7 mos



Lillie's Victorian Establishment

Bartender

Lillie's Victorian Establishment

2010 – 2013 · 3 yrs

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Education

The New School

The New School

Bachelor's Degree, Cross-Cultural Psychology

2006 – 2010

Activities and Societies: New School's Assistant Health Director Co-creator of New School Peer Health Advocates

The New School

The New School

Skills & Endorsements

Public Speaking · 20

Endorsed by **2 of Naehalani's colleagues at Ola Brew Co.**

Fundraising · 18

Endorsed by **2 of Naehalani's colleagues at Ola Brew Co.**

Community Outreach · 17

Endorsed by **2 of Naehalani's colleagues at Ola Brew Co.**

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